FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated May 18, 2004 (“Palmsource and RIM Introduce BlackBerry Connect for Palm OS") News Release dated May 18, 2004 (“RIM Previews BlackBerry Wireless Platform Enhancements")	Page No 3 3

Document 1

May 18, 2004

FOR IMMEDIATE RELEASE

PALM SOURCE AND RIM INTRODUCE BLACKBERRY CONNECT FOR PALM OS

PALMSOURCE TO GIVE SNEAK PREVIEW DURING KEYNOTE

Wireless Enterprise Symposium, Chicago, Ill, Booth # 402 – PalmSource, Inc. (NASDAQ: PSRC) provider of Palm OS™, a leading operating system powering next generation mobile devices and smartphones, and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), a leading developer of wireless solutions, have completed their distribution agreement to make BlackBerry Connect™ available to Palm OS licensees. Together, BlackBerry Connect and Palm OS will extend email and corporate data connectivity to Palm Powered™ smart mobile devices, facilitating workforce productivity while away from the office. PalmSource™ President and CEO David Nagel will demonstrate the BlackBerry Connect offering for Palm OS during his keynote presentation at the Wireless Enterprise Symposium on Tuesday, May 18 at 9:00 am CDT.

The BlackBerry® Connect offering for Palm OS is the result of a joint development effort between PalmSource and RIM, announced in December 2003, to provide Palm OS licensees with access to the industry-leading, push-based, BlackBerry wireless infrastructure and to enable seamless connectivity between Palm Powered smart mobile devices and BlackBerry wireless services (including BlackBerry Enterprise Server™ and BlackBerry Web Client™), as well as global address list look-up and IT policy support. PalmSource is expected to make the Palm OS Mail Client that supports BlackBerry Connect available to Palm OS licensees in the second half of 2004, as previously announced.

“BlackBerry Connect on Palm Powered smart mobile devices will broaden the reach of our wireless platform into new markets and strengthen our presence in the Palm OS community,” said Mike Lazaridis, President and Co-CEO of Research In Motion. “BlackBerry Connect on Palm Powered smart mobile devices will enable users to stay connected with email and other data applications and allow IT departments and mobile operators to leverage their existing investments in the BlackBerry wireless platform.”

“BlackBerry Connect broadens the choice of wireless messaging solutions for our Palm OS licensees to create mobile products that better meet the demands of today’s mobile professionals,” said David Nagel,

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president and CEO of PalmSource. “We believe BlackBerry Connect and Palm OS fulfills enterprise customer demand for a push-based, end-to-end secure access to corporate data and email, while maintaining flexibility, uncompromised power and ease of use, and software compatibility that are the hallmarks of Palm OS.”

“Wireless data connectivity is fundamental to the continuing growth of mobile devices and services and a strong contributor to increased ROI in the enterprise;” said Kevin Burden, program manager of IDC’s Mobile Devices research service. “Combined with the thousands of Palm OS applications, BlackBerry Connect on Palm OS will strengthen the presence of Palm Powered mobile devices in the enterprise and further solidify the Palm OS platform’s value to this market.”

“RIM is a recognized leader in enabling secure wireless email and data connectivity to mobile devices,” said H. Woo Kim, vice president of Mobile Communication Division at Samsung Electronics. “Combining BlackBerry Connect with Palm OS and Samsung’s world-leading Mobile Information Terminals (MITs) strengthens our offering to enterprise customers.”

BlackBerry is the industry-leading wireless platform that keeps mobile professionals connected to their important information and communications while on the go. It is an award-winning solution that can provide users with integrated wireless access to a range of business applications, including email, phone, corporate data, web, SMS and organizer applications. For larger enterprises with an IT department, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to existing email and other corporate data. For individuals, BlackBerry Web Client provides an Internet-based email interface that allows users to access multiple corporate and/or personal email accounts without the need for server software (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About PalmSource

PalmSource, Inc. is the company behind Palm OS, a leading operating system powering mobile information devices. Approximately 33 million Palm Powered handhelds and smartphones have been sold to date worldwide. Industry leaders Aceeca, AlphaSmart, Fossil, Founder Technology, Garmin, GSL,

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HuneTec, Kyocera, Lenovo, palmOne, PerComm, Samsung, Sony, Symbol Technologies and Tapwave license Palm OS to create diverse mobile devices that meet unique customer needs. Palm OS has given rise to a large community of users, enterprises, developers and manufacturers, who together make up the Palm Powered Economy. More information about PalmSource is available at http://www.palmsource.com, http://www.palmsource.co.uk, http://www.palmsource.fr, http://www.palmsource.de and http://www.palmsource.com.cn. Palm, Palm OS, PalmSource are trademarks of Palm Trademark Holding Company, LLC.

Contact information
Laurie Spindler
PalmSource, Inc.
408-400-1933
Laurie.pindler@palmsource.com

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

RIM Investor Relations
519-888-7469
investor_relations@rim.com

PalmSource

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements related to the availability of the Blackberry Connect offering for Palm OS and Palm OS Mail Client supporting BlackBerry Connect; the features, functions and benefits of the Blackberry Connect offering for Palm OS and Palm OS Mail Client; the importance and benefits of wireless data connectivity; and new markets for Palm Powered smart mobile devices. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the ability of the Blackberry Connect offering for Palm OS or Palm OS Mail Client to provide the anticipated features, functions and benefits, including but not by way of limitation, its ability to: strengthen the presence of Palm Powered mobile devices in the enterprise; provide end-to-end secure access to corporate data and email; allow IT departments and mobile operators to leverage their existing investments in their BlackBerry platform; maintain flexibility, uncompromised power and ease of use and software compatibility; and provide Palm OS licensees with an wireless infrastructure that will enable seamless connectivity between Palm Powered smart mobile devices and the BlackBerry wireless services; the occurrence of errors or defects in the Blackberry Connect offering for Palm OS or in Palm OS Mail Client or delays in its availability; the ability of PalmSource and RIM to successfully distribute the Blackberry Connect offering for Palm OS or in Palm OS Mail Client and to leverage the flexibility of the Palm OS platform; the ability of PalmSource and its licensees to strengthen their positions in the enterprise and to penetrate new markets; the ability of Palm OS licensees to create mobile devices, in a timely fashion that meet mobile operator and RIM certification standards and end-user demands; the ability of PalmSource to maintain and grow its developer community and to compete with existing and new competitors; the realization of continued growth in mobile devices and services as a result of wireless data connectivity; the ability of RIM to utilize the BlackBerry connectivity for Palm OS to successfully enter new markets and strengthen its position in the Palm Powered Economy; the general economic conditions in the U.S. and abroad and other risks and uncertainties contained in our public announcements, reports to stockholders and other documents filed with and furnished to the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the period ended August 29, 2003, November 28, 2003 and February 27, 2004. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

RIM

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

May 18, 2004

FOR IMMEDIATE RELEASE

RIM PREVIEWS BLACKBERRY WIRELESS PLATFORM ENHANCEMENTS

BlackBerry Enterprise Server v4.0 Demonstrated at the Wireless Enterprise Symposium

Wireless Enterprise Symposium, Chicago – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce the next major release of its enterprise software later this year. BlackBerry Enterprise Server™ v4.0 will enhance the ease-of-use, security, manageability and extensibility features of BlackBerry®, providing increased mobility, productivity and return on investment. The announcement was made at RIM’s Wireless Enterprise Symposium in Chicago where customers, carriers, developers and industry analysts gathered this week for an intensive educational and networking event.

“BlackBerry Enterprise Server v4.0 continues to build on the solid foundation that has already made BlackBerry the leading wireless platform for the enterprise with over one million subscribers,” said Mike Lazaridis, President and co-CEO at Research In Motion. “Security, reliability, manageability and scalability remained high priorities for this new release along with many new functional enhancements including wireless PIM synchronization, improved attachment viewing and enriched browsing.”

Key features of BlackBerry Enterprise Server v4.0 will include: simplified deployment, enhanced handheld asset control, additional wireless security capabilities, enhanced wireless experience and simplified application development.

Simplified deployment – BlackBerry Enterprise Server v4.0 will enable users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning, making it easier for IT departments to deploy BlackBerry throughout their company. IT will be able to easily maintain control over BlackBerry without requiring centralized IT deployment or device fulfillment.

Enhanced handheld asset control – IT departments with BlackBerry Enterprise Server v4.0 will be provided with additional statistics regarding handhelds that are deployed for enhanced administration and asset tracking. IT departments will also be able to remotely control which applications can be installed on handhelds.

Additional wireless security capabilities – BlackBerry is the standard for secure wireless data access with support for Triple DES (Data Encryption Standard) and S/MIME (Secure Multipurpose Internet Mail Extensions) and FIPS (Federal Information Processing Standards) government certification. With BlackBerry Enterprise Server v4.0, BlackBerry will offer additional security features though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

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Enhanced wireless experience – BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 will provide customers with an enhanced data experience through improved attachment handling capabilities, enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications. Enhanced phone features, such as improved user interface and speed dial, will also be available.

Simplified application development – BlackBerry Enterprise Server v4.0 will provide an enhanced browser and Java development tools that will enable developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

BlackBerry Enterprise Server v4.0 is being demonstrated at the Wireless Enterprise Symposium this week and will become commercially available later this year. Further details regarding product specifications, beta trials and general availability will follow at a later date. Customers interested in receiving BlackBerry Enterprise Server v4.0 updates can visit www.blackberry.com/go/serverupdate.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 18, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller